UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SpeedRoute LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 Fulton St, 1 World Trade Center, 58th Flr
(No. and Street)

New York NY 10007
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joel Quall 34 7-293-127 4
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly US, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza - Suite 3000 New York NY 10119
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel Quall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SpeedRoute LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/FINOP

Title

ALEX VLASTAKIS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01VL6326757
Qualified in Richmond County
My Commission Expires 06-22-2023

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPEEDROUTE, LLC
AUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020
INCLUDING REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SPEEDROUTE, LLC
FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

CONTENTS

	PAGE
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 11
Supplementary Information:	
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	12
Computation for the Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers or Dealers Pursuant to Rule 15c3-3	13
Supplementary Reports:	
Report of Independent Registered Public Accounting Firm	14
Exemption Report Required by SEC Rule 17a-5, 17 C.F.R.	15

Report of Independent Registered Public Accounting Firm

To the Member of
SpeedRoute, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SpeedRoute, LLC (the Company) as of December 31, 2020, and the related statements of operations, changes in member's equity, and cash flows, and the related notes, for the year then ended (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly US, LLP

We have served as the Company's auditor since 2016.

New York, New York
February 25, 2021

SPEEDROUTE, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

Cash	$	2,627,383
Due from broker		283,958
Commissions receivable (net of allowance for doubtful accounts of $121,029)		5,023,227
Other assets		18,853
TOTAL ASSETS	$	7,953,421

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Due to affiliates	$	26,820
Commissions payable		4,446,253
Accrued expenses and other liabilities		307,676
TOTAL LIABILITIES		4,780,749
Member's Equity		3,172,672
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	7,953,421

See the accompanying notes to financial statements

SPEEDROUTE, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUE:	
Commission income, net of rebates	$ 43,356,727
Interest income	547
TOTAL REVENUE	43,357,274
EXPENSES:	
Commission expense	35,220,202
Affiliate service and support fees	3,828,672
Clearing fees	2,130,693
Technology expense	573,393
Affiliate commission expense	294,024
Accounting fees	67,553
Regulatory fees	51,269
Other expenses	8,424
TOTAL EXPENSES	42,174,230
NET INCOME	$ 1,183,044

See the accompanying notes to financial statements

SPEEDROUTE, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

Member's Equity - January 1, 2020	$	1,989,628
Net Income		1,183,044
Member's Equity - December 31, 2020	$	3,172,672

See the accompanying notes to financial statements

SPEEDROUTE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:		
Net Income		$ 1,183,044
Changes needed to reconcile net income to net cash provided by operating activities:		
Non-Cash Adjustments:		
Change in Allowance for Doubtful Accounts		89,072
		1,272,116
(Increase) / Decrease in operating assets:		
Other Assets	$ (10,144)	
Commissions receivable	(2,143,286)	
Due from Broker	133	
Increase / (Decrease) in operating liabilities:		
Commissions Payable	2,471,893	
Accrued expenses and other liabilities	128,417	
Due to Affiliates	5,552	
Net change in operating assets and liabilities		452,565
Net Cash provided by operating activities		1,724,681
NET CHANGE IN CASH		1,724,681
Cash at January 1, 2020		902,702
Cash at December 31, 2020		$ 2,627,383

See the accompanying notes to financial statements

NOTE 1. ORGANIZATION

SpeedRoute, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides sponsored access and routing execution services to broker-dealers and exchanges. The Company does not service direct customers (retail, institutional or proprietary). The Company's principal place of business is New York, NY.

The Company is a wholly owned subsidiary of tZERO Group, Inc. (the "Parent"). The Parent is owned by Mecidi Ventures, Inc., a majority owned subsidiary of Overstock.com, Inc. The Company relies on the Parent for funding and the loss of this relationship could have a material impact on the business. Management does not foresee any events that may result in the loss of this relationship or the ability to fund any deficit of SpeedRoute, LLC. See Note 7. – Subsequent Events.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash consists of funds on deposit at financial institutions. The Company has no cash equivalents at December 31, 2020, which would include highly liquid investments purchased with an original maturity of three months or less.

Revenue Recognition

Securities transactions (and the related commission revenue and expense) are recorded on the trade date and on a gross basis. It is the Company's policy to treat cash consideration paid to its customers in the form of rebates as a reduction of revenue. During the year ended December 31, 2020, these rebates totaled $934,734.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

and expenses during the reporting period. Actual results could differ from those estimates.

Receivables and Credit Policy

Receivables are obligations due from the customer (broker-dealers or exchanges) under terms requiring payments up to thirty days from the previous production month. The Company does not accrue interest on unpaid receivables. Receipts of accounts receivable are applied to specific invoices identified on the customer remittance advice or, if unspecified, are applied to earliest unpaid invoices. Customer receivables balances with invoice dates that are greater than thirty days old are considered aged, non-allowable and reviewed for delinquency. The carrying amounts of aged receivables are reduced where necessary, and an allowance of $121,029 was recorded as of December 31, 2020.

Concentration of Credit Risk

The Company maintains cash balances with financial institutions in amounts which, at times, are more than amounts insured by the Federal Deposit Insurance Corporation. Management monitors the soundness of these institutions and has not experienced any credit losses with them. All the Company's revenue and receivables are derived from transactions with other Broker Dealers and Exchanges.

During the year ended December 31, 2020, the Company earned revenue from four customers totaling 27%, 18%, 11% and 10% of revenues. As of December 31, 2020, 20% and 19% of accounts receivable was owed from two customers.

Disaggregation of Revenues

The following table presents the Company's revenue from contracts with customers disaggregated by the services provided, by timing of revenue recognition, reconciled to the Company's Statements of Operations for the year ended December 31, 2020:

Revenue Stream	Income Statement Classification	YEAR ENDED DEC 31, 2020
Revenue from Commissions Income, Net :		
Commissions and fees	Commissions Income, Net	$ 43,356,727
Other revenue:		
Interest income	Interest income	547
Total revenues	**Total revenues**	**$ 43,357,274**

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Contract Assets and Contract Liabilities

The timing of the revenue recognition may differ from the timing of payment from customers. The Company records a receivable when revenue is recognized prior to payment, and when the Company has an unconditional right to payment. The Company records contract liability when payment is received, prior to the time at which the satisfaction of the service obligation. We had gross receivables related to revenues from contracts with customers of $5,144,256 as of December 31, 2020.

Income Taxes

No provision for federal and state income taxes has been made for the Company as it is a single-member limited liability company that is disregarded for income tax reporting purposes. The Company's income or loss is reportable by its sole member and included in the tax returns for the parent company, Overstock.com, Inc. The Company records its proportional share of the income tax expense incurred by Overstock.com, Inc. and treats this as an amount due to its parent. However, the income earned during the year ended December 31, 2020 was offset by affiliated company losses and accordingly no provision for income taxes was recorded. Further, management did not record a net deferred tax liability associated with its net income for the year ended December 31, 2020, due to the offsetting affiliate losses.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company is no longer subject to federal, state or city examinations by authorities for years before 2014. There are no uncertain tax positions as of December 31, 2020.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn

NOTE 3. NET CAPITAL REQUIREMENTS (continued)

or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $2,360,291, which was $2,041,574 in excess of its required net capital of $318,717. The Company's net capital ratio was 2.03 to 1 as of December 31, 2020.

NOTE 4. RELATED PARTY AND AFFILIATED TRANSACTIONS

For the year ended December 31, 2020, the Company incurred commission expenses to tZero ATS, LLC, an entity related by common ownership, in the amount of $180,000. Of this amount, $15,000 is payable as of December 31, 2020, and included in "Due to Affiliates". Additionally, from time to time, tZero ATS, LLC may pay expenses or receive credit incurred by the Company. For the year ended December 31, 2020, tZERO ATS, LLC passed on $114,024 of expenses. There is an amount payable of $8,197 as of December 31, 2020 relating to commission expense paid by tZero ATS, LLC, this amount is included in "Due to Affiliates".

On July 1, 2016, the Company entered into an expense sharing agreement with t0 Technologies, LLC, a Delaware limited liability company and wholly owned subsidiary of tZERO Group, Inc ("Parent"). This contract has no formal maturity. This agreement covers the sharing of technology related services, rent and managerial support. As amended on July 1, 2019, the monthly fee was $86,000 and further as amended, on November 1, 2020, the monthly fee is now $86,560. For year ended December 31, 2020, the Company paid t0 Technologies, LLC, $1,035,243. This amount is included in "Affiliate Service and Support Fees" in the Statement of Operations. Of this amount, $998 is payable as of December 31, 2020.

On November 1, 2017, the Company entered a service and expense sharing agreement with the Parent. This agreement covers payroll and personnel costs. As amended on July 1, 2019, the bi-weekly service fee is $89,080 and further as amended, on November 1, 2020, the monthly service fee is $71,150. For the year ended December 31, 2020, the Company paid service fees to the Parent in the amount of $2,793428, inclusive of payroll contributions for employee commissions. This amount is included in "Affiliate Service and Support Fees" in the Statement of Operations. Of this amount, there is no payable as of December 31, 2020.

From time to time, the Parent may pay expenses incurred by the Company. There is an amount payable of $2,625 as of December 31, 2020 relating to legal fees paid by the Parent in 2017 on behalf of the Company. This amount is included in "Due to Affiliates".

NOTE 5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit as of December 31, 2020.

The Company is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such matters are without merit, or involve amounts which would not have a significant effect on the financial position of the Company.

The Company is currently the subject of various regulatory reviews by FINRA. In some instances, these matters may rise to a disciplinary action. There is one specific case that management is awaiting to hear back potential fines and penalties from FINRA. No range of settlement value has been formally discussed, and accordingly, management has not accrued a liability for this uncertainty. However, we believe it is likely we will be subject to a monetary fine or penalty, which could be material. We believe we have sufficient working capital to cover the amount of the ultimate fine or penalty.

NOTE 6. GUARANTEES AND INDEMNIFICATIONS

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity’s failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2020.

NOTE 7. SUBSEQUENT EVENTS

On January 25, 2021, Overstock.com, Inc. entered into a Transaction Agreement (the "Transaction Agreement") with Medici Ventures, Inc. (“MVI”), Pelion MV GP, LLC (“Pelion”), and Pelion, Inc., pursuant to which the parties have agreed, among other things, that: (i) MVI will become a Delaware limited partnership (the "Medici Closing"), (ii) pursuant to the terms and subject to the conditions of a limited partnership agreement

NOTE 7. SUBSEQUENT EVENTS (continued)

to be entered into on the date of the Medici Closing (the "Limited Partnership Agreement"), Pelion will become the sole general partner of the Partnership, and Overstock.com, Inc., will become the limited partners of the Partnership, At the close, Pelion will own approximately 44% and Overstock with approximately 43% of our Parent's outstanding common stock.

After closing, the Pelion entity will have sole authority and responsibility regarding investing decisions, and appointing board members.

Consummation of the Medici Closing is subject to applicable regulatory approvals and other closing requirements, including money transmitter licenses, and other customary closing conditions.

The Company has evaluated the impact of all subsequent events through February 25, 2021, the date the Company's financial statements were available to be issued and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

SPEEDROUTE, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

Member's equity	$ 3,172,672
Less:	
Non-allowable assets	812,381
Net capital	2,360,291
Minimum net capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	318,717
Excess net capital	$ 2,041,574
Aggregate indebtedness	$ 4,780,749
Ratio of aggregate indebtedness to net capital	2.03 to 1

No material difference exists between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See the accompanying report of independent registered public accounting firm

SPEEDROUTE, LLC
COMPUTATION FOR THE DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2020

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii).

Accordingly, there are no items to report under the requirements of this Rule.

See the accompanying report of independent registered public accounting firm

SUPPLEMENTARY REPORTS

Report of Independent Registered Public Accounting Firm

To the Member of
SpeedRoute, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SpeedRoute, LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the exemption provisions) and (2) SpeedRoute, LLC stated that the company met the identified exemption provisions as of and for the year ended December 31, 2020 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly US, LLP

New York, New York
February 25, 2021

SPEEDROUTE LLC'S EXEMPTION REPORT

SpeedRoute LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240. 15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii):

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

SpeedRoute, LLC

I, Joel Quall, swear that, to the best of my knowledge and belief, this Exemption Report, is true and correct.

By: 

Title: FINOP

February 25, 2021